May 22, 2012

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporate Finance

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	CVS Caremark Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 17, 2012
Form 10-Q for the Quarterly Period Ended March 31, 2012
Filed May 2, 2012
File No. 001-01011

Dear Mr. Rosenberg:

CVS Caremark Corporation (the “Company”) is responding to the comment letter of the Staff of the Securities and Exchange Commission (the “Staff”) dated May 8, 2012 on the above referenced filings. For your convenience, we have reproduced the Staff’s comments in bold immediately preceding the Company’s response. As requested, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Exhibit 13 — Portions of the Annual Report…

Notes to Consolidated Financial Statements

Note 1 — Significant Accounting Policies

Revenue Recognition, page 31

1.              For your Retail Pharmacy Segment you indicate that you recognize revenue from the sale of prescription drugs when the prescription is filled, which is or approximates when the retail customer picks up the prescription.  Please substantiate for us how your policy complies with GAAP by referencing the authoritative literature that supports your accounting.  In your response, at a minimum, please specifically address the following concerns:

•                  Please clarify what you mean by the prescription being filled.  Explain whether there is anything more involved than a pharmacist or technician extracting bulk drug and packaging the prescribed quantity into an individual vial and applying a customized label to that vial.

•                  To the extent that you recognize revenue upon the packaging of a prescription for customer pick-up, please address the following:

•                  Explain why it is appropriate to recognize revenue before delivery to the customer.

•                  Explain when you are entitled to bill the customer’s insurance carrier for the prescription.  If not until the prescription is actually delivered to the customer, please explain how you reflect the associated receivable on your balance sheet before the amount is actually billed.

•                  Explain when you are entitled to bill the customer for his/her co-pay, if any.

•                  Explain when you record the associated cost of sale.

•                  Tell us the amount of revenue recorded at the end of each of the last three years for prescriptions filled but not yet picked-up by customers.

In response to the Staff’s comment, we advise the Staff that revenue is recognized when the prescription claim is electronically adjudicated with the third party payor via the Company’s pharmacy adjudication system. The prescription claim adjudication process at the retail pharmacy is triggered when the retail customer initiates a prescription with the pharmacy. The Company’s pharmacy adjudication system then initiates the billing with the third party payor. The Company then records revenue and a receivable from the third party payor and a receivable from the customer to the extent that the customer is obligated under their prescription drug plan to make a co-payment when the prescription is ready for pick-up. The related cost of revenue and reduction of inventory is recognized when the pharmacist fills the vial or container with the prescription drug. A typical prescription is adjudicated and filled by a pharmacist in about 10 or 15 minutes.

When a pharmacist completes filling a prescription and the customer is not physically present at the pharmacy counter at that time, the pharmacist puts the packaged prescription in an alphabetized “waiting bin” where it remains until the customer picks it up. If the customer does not pick up the prescription within 14 days, the Company processes a refund to the third party payor, reverses the revenue, and the prescription drug inventory is generally returned to stock.

We recognize revenue in accordance with Staff Accounting Bulletin Topic 13 and Accounting Standards Codification (“ASC”) 605 Revenue Recognition. While we acknowledge the “filled” prescriptions remaining in the waiting bin at any point in time have not met all of the “delivery” criteria for revenue recognition as outlined in Staff Accounting Bulletin Topic 13.A.3, the Company believes its remaining performance obligations are perfunctory once the prescription is filled by the pharmacist and placed in the waiting bin. Additionally, due to system limitations and other operational issues, the Company recognizes revenue at the point the prescription is adjudicated with the third party payor. This timing difference has never been material to the Company’s financial statements and the Company has developed a process to monitor the impact to ensure it is not material to the consolidated financial statements. On a quarterly basis, the Company estimates the cumulative and net impact on revenue, gross margin and net income. Such analysis is provided to and discussed with the Company’s Audit Committee of the Board of Directors and the Company’s independent registered public accounting firm, which include such amounts on their schedule of unrecorded differences.

As of December 31, 2011, 2010 and 2009, the amount of cumulative revenue recorded for prescriptions filled but not yet picked-up by customers was approximately $347 million, $327 million and $315 million, respectively, which was approximately 0.3% of consolidated revenue each year. As of December 31, 2011, 2010 and 2009, the cumulative amount of after tax income recorded for prescriptions filled but not yet picked-up by customers was approximately $39 million, $40 million and $37 million, respectively, which was approximately 1.1%, 1.2% and 1.0% of income from continuing operations, respectively. The Company believes that such amounts are immaterial to its financial statements.

The Company has weighed the materiality of the adjustment against the changes the Company would have to make to its information systems and financial statement close process to accurately record the impact. The systems change to capture this information would be complex and require a substantial investment of time and resources. In addition, our control processes to create deferred revenue by location for our over 7,000 pharmacies would result in manual intervention and require judgment as to the precision of the appropriate amount of the deferred revenue and related costs, resulting in weaker internal controls, compared to the current systemic process requiring no judgment or adjustments. Based on our review of the cost of compliance and the detrimental impact to our control environment in relation to the materiality of the change, we determined that we would not record the adjustment to defer the revenue and related cost and continue to record revenue based upon the adjudication date which approximates the delivery date. We will continue to evaluate the appropriateness of such a policy, including an assessment of the impact of deferral on a quarterly basis to assess the materiality to the Company’s consolidated financial statements. Such an evaluation will also include an assessment of any possible changes to the adjudication process, sales volumes, and changes to the healthcare regulatory environment.

Note 2 — Business Combination, page 35

2.              Please provide us proposed revised disclosure to be included in future filings that removes all references to “the allocation of the purchase price”.  Under ASC 805, assets acquired and liabilities assumed are generally recorded at their fair values.  The determination of a purchase price and its allocation to the identified net assets acquired was a construct of the purchase method under APB 16 and SFAS 141.

In response to the Staff’s comment, we advise the Staff that in the future, when we are required to disclose material business combinations and the measurement period is still open, we will refrain from using the phrase “the allocation of the purchase price” and will replace it with the phrase “the assessment of fair value”. To illustrate, if our measurement period remained open for the acquisition disclosed in our 2011 Annual Report on Form 10-K, in future filings our disclosures would be modified as follows (information added in response to the Staff’s comment is underlined):

2   Business Combination

On April 29, 2011, the Company acquired the Medicare prescription drug business of Universal American Corp. (the “UAM Medicare Part D Business”) for approximately $1.3 billion. The UAM Medicare Part D Business offers prescription drug plan benefits to Medicare beneficiaries throughout the United States through its Community CCRxSM prescription drug plan. The fair value of assets acquired and liabilities assumed were $2.4 billion and $1.1 billion, respectively, which included identifiable intangible assets of approximately $0.4 billion and goodwill of approximately $1.0 billion that were recorded in the PSS. The assessment of fair value~~allocation of the purchase price~~ is preliminary and is based on information that was available to management at the time the consolidated financial statements were prepared, accordingly, such amounts~~the allocation~~ may change. The Company’s results of operations and cash flows include the UAM Medicare Part D Business beginning on April 29, 2011.

Note 13 — Commitments and Contingencies

Legal Matters, page F-47

3.              You disclose for your various matters that you are not able to predict with certainty the timing or outcome of the matter.  ASC 450-20-50 requires the disclosure of a reasonably possible loss or range of loss in excess of amounts already accrued or a statement that such estimate cannot be made.  Although you may not be able to predict the ultimate outcome of a matter with certainty, it may be reasonably possible to estimate a liability.  Please provide us proposed revised disclosure to be included in future filings that provides the loss or range of loss or an explicit statement that such an estimate cannot be made.  If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please explain to us:

•                  The procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure; and

•                  For each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated.

We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies.  Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

In response to the Staff’s comment, we advise the Staff as follows:

Internal counsel is responsible for identifying and supervising legal matters affecting the Company. Internal counsel communicates to the Finance Department any legal matters that have a reasonable possibility of loss for the Company which would require payment by the Company of at least a threshold amount for settlement or other resolution. Prior to each quarter-end, the Finance Department coordinates a legal status meeting with members of the Legal Department and other Company representatives to assess the status of health care litigation, government investigations, commercial litigation, labor and employment matters, intellectual property matters and compliance matters. At this meeting, the status of all significant legal contingencies are reviewed and supervising in-house attorneys update the group on the status of each matter and highlight any material developments since the last meeting. If at this point it is determined that a loss is probable or reasonably possible, the specific facts of the legal matter are discussed, focusing on the “probability” of a loss and whether the facts are sufficient at that time to establish a “reasonable estimate” of a loss. In order to evaluate whether there is a reasonable estimate for an accrual or disclosure, the group evaluates numerous factors including, but not limited to, the current procedural and substantive status of the legal matter, any demands that have been made by the complainant/counter-party, any offers of settlement made by the Company, and other similar matters that could be considered precedent for that particular matter. If necessary, input may also be sought from external counsel or experts as to the most likely range of possibilities that should be considered in establishing an accrual or making a disclosure.

Any legal matters which are under development at the time of the Company’s quarterly status meeting, or which are known to have significant milestones that occur after the status meeting, are monitored closely by Finance and Legal Department management to ensure any material changes are appropriately addressed prior to the filing of the Company’s financial statements.

We cannot estimate the reasonably possible loss or range of loss in excess of amounts already accrued for the matters disclosed in our most recent Quarterly Report on Form 10-Q for the quarter ended March 31, 2012. The specific factors causing our inability to provide an estimate, and our expectations of when these factors will be alleviated, are described below:

1. Government Claims Processing Litigation

The qui tam lawsuit related to the processing of Medicaid and certain other government claims on behalf of pharmacy benefit management (“PBM”) clients, which was filed in Texas federal court in 1999 and unsealed in 2005, as well as the related Texas state court action filed in 2009, remain in active litigation, and discovery is continuing. There are numerous and substantive legal and factual issues to be resolved that may significantly impact the possible outcome of the litigation. The Company has successfully narrowed the claims asserted in these lawsuits through various motions for partial summary judgment, and additional proceedings are pending that may further impact the scope of potential liability. Any estimate of loss or range of loss in excess of amounts previously accrued would be speculative on the part of the Company given the continuation of discovery and motion practice in these cases, and it is not known when the outstanding legal and factual matters will be resolved in a manner that will enable the Company to make such an estimate.

2. Government Investigations

The Company’s disclosed matters include a number of pending government agency investigations of health care matters, including: (i) the 2007 subpoena from the Office of Inspector General (the “OIG”) within the United States Department of Health and Human Services relating to the processing of Medicaid and other government agency claims and the related State of Texas civil investigative demands; (ii) the 2009 OIG subpoena relating to RxAmerica Medicare Part D prescription drug plans; (iii) the 2010 OIG subpoena relating to remuneration offered to customers conditioned on the transfer of prescriptions to our pharmacies; and (iv) the 2012 OIG subpoena relating to the Company’s Health Savings Pass program and the related State of Texas civil investigative demand.

A subpoena or civil investigative demand from a federal or state government agency is often issued for purposes of investigating allegations asserted in a sealed qui tam lawsuit filed by a relator (i.e., whistleblower) under federal or state false claims acts or other health care fraud statutes. The Company may not know whether a sealed qui tam lawsuit has been filed until such time as the government agency completes its investigation and decides whether to intervene in and unseal the lawsuit. As a result, the lawsuit may remain under seal for years while the government agency conducts its investigation and decides whether or not to intervene. If the government agency decides to intervene, the qui tam lawsuit is unsealed and the government thereafter pursues the litigation. If the government agency declines to intervene, the qui tam lawsuit is typically unsealed, and the relator may or may not choose to pursue the lawsuit privately at that time.

For each of the matters listed above, the government investigation is continuing, discovery remains ongoing and any related qui tam lawsuits remain under seal. As a result, the Company does not yet know the outcome of these government investigations and cannot predict when or if any related qui tam litigation will commence. In addition, it is not uncommon for government agencies and/or relators to discuss the possibility of settlement with the Company prior to unsealing a qui tam lawsuit. Accordingly, our ability to provide an estimate for these matters depends on the status of any dialogue concerning potential resolution of the matter, or, if litigation commences following the government investigation, the resolution of substantive legal and factual matters in the litigation.

3. Lauriello Case

This matter, which has been pending since 2003, is a purported class action securities lawsuit. Discovery is ongoing in this litigation, and it remains uncertain whether class certification will be granted or whether plaintiffs’ counsel will be deemed adequate to represent the class if certified. It would be speculative for the Company to provide an estimate until after these procedural matters in the litigation have been determined and after substantive legal and factual matters in the litigation have been resolved in a manner sufficient to enable the Company to make an estimate.

4. Antitrust Proceedings

The various antitrust matters filed against the Company, although pending for many years, include complex coordinated class action proceedings in multi-district litigation and other matters still subject to procedural rulings.

It would be speculative for the Company to provide an estimate until after we know whether certain matters will be subject to arbitration or litigation, after pending motions for class certification in the multi-district litigation have been decided and after other substantive legal and factual matters in the proceedings have been resolved in a manner sufficient to enable the Company to make an estimate.

5. Securities Matters

The Company has received subpoenas from the United States Securities and Exchange Commission (“SEC”) relating to certain of the Company’s 2009 public disclosures and various insider trading matters. Discovery is continuing, and we do not know when the SEC will conclude its investigation or what the outcome will be. Therefore, an estimate is not reasonably possible until such time as the SEC provides us with further information concerning the status of the investigation.

The Company is also involved in a securities class action lawsuit and related shareholder derivative lawsuit relating to certain of the Company’s 2009 disclosures and various insider trading matters. The Company has filed a motion to dismiss the securities class action lawsuit, and oral arguments have been scheduled on this motion. It is not known when the court will render a decision. The shareholder derivative lawsuit is stayed pending the outcome of the motion to dismiss the related class action lawsuit. Since these matters are in the early procedural stages, the Company is not currently able to provide an estimate.

Please note that we did not include in the matters listed above the Federal Trade Commission antitrust investigation which commenced in August 2009 or the series of putative collective and class action lawsuits filed since March 2009 relating to overtime pay for certain current and former assistant store managers. As indicated in the disclosures in the Company’s 2011 Annual Report on Form 10-K, the amount of loss for these matters has been quantified, and appropriate accruals have been established pending completion of the settlement process for these matters.

In response to the Staff’s comment, in our Quarterly Report on Form 10-Q for the quarter ending June 30, 2012, the “Legal Matters” section of our “Commitments and Contingencies” note to the financial statements will be modified as shown below (information added in response to the Staff’s comment is underlined). For the Staff’s convenience, we have reproduced below the complete “Legal Matters” section of Note 8 “Commitments and Contingencies” from our Form 10-Q for the quarter ended March 31, 2012.

Legal Matters

The Company is a party to legal proceedings, investigations and claims in the ordinary course of its business, including the matters described below. We record accruals for outstanding legal matters when we believe it is probable that a loss will be incurred and the amount can be reasonably estimated. We evaluate, on a quarterly basis, developments in legal matters that could affect the amount of any accrual and developments that would make a loss contingency both probable and reasonably estimable. If a loss contingency is not both probable and estimable, we do not establish an accrued liability. None of the Company’s accruals for outstanding legal matters are material individually or in the aggregate to the Company’s financial position.

Our contingencies are subject to significant uncertainties, including, among other factors: (i) the procedural status of pending matters, (ii) whether class action status is sought and certified; (iii) whether asserted claims or allegations will survive dispositive motion practice; (iv) the extent of potential damages, fines or penalties, which are often unspecified or indeterminate; (v) the impact of discovery on the legal process; (vi) whether novel or unsettled legal theories are at issue; (vii) the settlement posture of the parties, and/or (viii) in the case of certain government agency investigations, whether a sealed qui tam lawsuit has been filed and whether the government agency makes a decision to intervene in the lawsuit following investigation.

Except as otherwise noted, we cannot predict with certainty the timing or outcome of the legal matters described below, and we are unable to reasonably estimate a possible loss or range of possible loss in excess of amounts already accrued for these matters.

Caremark (the term “Caremark” being used herein to generally refer to any one or more PBM subsidiaries of the Company, as applicable) is a defendant in a qui tam lawsuit initially filed by a relator on behalf of various state and federal government agencies in Texas federal court in 1999. The case was unsealed in May 2005. The case seeks monetary damages and alleges that Caremark’s processing of Medicaid and certain other government claims on behalf of its clients (which allegedly resulted in underpayments from our clients to the applicable government agencies) on one of Caremark’s adjudication platforms violates applicable federal or state false claims acts and fraud statutes. The United States and the States of Texas, Tennessee, Florida, Arkansas, Louisiana and California intervened in the lawsuit, but Tennessee and Florida withdrew from the lawsuit in August 2006 and May 2007, respectively. Thereafter, in 2008, the Company prevailed on several motions for partial summary judgment and, following an appellate ruling from the Fifth Circuit Court of Appeals in 2011 which affirmed in part and reversed in part these prior rulings, the claims asserted in the case against Caremark have been substantially narrowed. In April 2009, the State of Texas filed a purported civil enforcement action against Caremark for injunctive relief, damages and civil penalties in Travis County, Texas alleging that Caremark violated the Texas Medicaid Fraud Prevention Act and other state laws based on our processing of Texas Medicaid claims on behalf of PBM clients. In September 2011, the Company prevailed on a motion for partial summary judgment against the State of Texas and narrowed the remaining claims in the lawsuit. The claims and issues raised in this lawsuit are related to the claims and issues pending in the federal qui tam lawsuit described above.

In December 2007, the Company received a document subpoena from the Office of Inspector General (“OIG”) within the U.S. Department of Health and Human Services (“HHS”), requesting information relating to the processing of Medicaid and other government agency claims on a different adjudication platform of Caremark. In October 2009 and October 2010, the Company received civil investigative demands from the Office of the Attorney General of the State of Texas requesting, respectively, information produced under this OIG subpoena and other information related to the processing of Medicaid claims. These civil investigative demands state that the Office of the Attorney General of the State of Texas is investigating allegations currently pending under seal relating to two of Caremark’s adjudication platforms. The Company has been providing documents and other information in response to these requests for information.

Caremark was named in a putative class action lawsuit filed in October 2003 in Alabama state court by John Lauriello, purportedly on behalf of participants in the 1999 settlement of various securities class action and derivative lawsuits against Caremark and others. Other defendants include insurance companies that provided coverage to Caremark with respect to the settled lawsuits. The Lauriello lawsuit seeks approximately $3.2 billion in compensatory damages plus other non-specified damages based on allegations that the amount of insurance coverage available for the settled lawsuits was misrepresented and suppressed. A similar lawsuit was filed in November 2003 by Frank McArthur, also in Alabama state court, naming as defendants Caremark, several insurance companies, attorneys and law firms involved in the 1999 settlement. This lawsuit was stayed as a later-filed class action, but McArthur was subsequently allowed to intervene in the Lauriello action. The attorneys and law firms named as defendants in McArthur’s intervention pleadings have been dismissed from the case, and discovery on class certification and adequacy issues is underway.

Various lawsuits have been filed alleging that Caremark has violated applicable antitrust laws in establishing and maintaining retail pharmacy networks for client health plans. In August 2003, Bellevue Drug Co., Robert Schreiber, Inc. d/b/a Burns Pharmacy and Rehn-Huerbinger Drug Co. d/b/a Parkway Drugs #4, together with Pharmacy Freedom Fund and the National Community Pharmacists Association filed a putative class action against Caremark in Pennsylvania federal court, seeking treble damages and injunctive relief. This case was initially sent to arbitration based on the contract terms between the pharmacies and Caremark. In October 2003, two independent pharmacies, North Jackson Pharmacy, Inc. and C&C, Inc. d/b/a Big C Discount Drugs, Inc., filed a putative class action complaint in Alabama federal court against Caremark and two PBM competitors, seeking treble damages and injunctive relief. The North Jackson Pharmacy case against two of the Caremark entities named as defendants was transferred to Illinois federal court, and the case against a separate Caremark entity was sent to arbitration based on contract terms between the pharmacies and Caremark. The Bellevue arbitration was then stayed by the parties pending developments in the North Jackson Pharmacy court case.

In August 2006, the Bellevue case and the North Jackson Pharmacy case were both transferred to Pennsylvania federal court by the Judicial Panel on Multidistrict Litigation for coordinated and consolidated proceedings with other cases before the panel, including cases against other PBMs. Caremark appealed the decision which vacated the order compelling arbitration and staying the proceedings in the Bellevue case and, following the appeal, the Court of Appeals reinstated the order compelling arbitration of the Bellevue case. Plaintiffs in the Bellevue case dismissed their lawsuit in federal court and determined not to seek arbitration and are again pursuing an appeal to the Court of Appeals of the district court ruling compelling arbitration. Motions for class certification in the coordinated cases within the multidistrict litigation, including the North Jackson Pharmacy case, remain pending, and the court has permitted certain additional class discovery and briefing. The consolidated action is now known as the In Re Pharmacy Benefit Managers Antitrust Litigation.

In August 2009, the Company was notified by the U.S. Federal Trade Commission (“FTC”) that it was conducting a non-public investigation into certain of the Company’s business practices. In March 2010, the Company learned that various State Attorneys General offices and certain other government agencies were conducting a multi-state investigation of the Company regarding issues similar to those being investigated by the FTC. At this time, 28 states, the District of Columbia, and the County of Los Angeles, are known to be participating in this multi-state investigation. On January 3, 2012, the FTC accepted for public comment, subject to final approval, a consent order. The proposed consent order would prohibit the Company from misrepresenting the price or cost of Medicare Part D prescription drugs, or other prices of costs associated with Medicare Part D prescription drug plans. The proposed order would also require the Company to pay $5 million in consumer redress, to be distributed to impacted RxAmerica Medicare Part D beneficiaries. The proposed order contains no allegations of antitrust law violations or anti-competitive behavior related to the Company’s business practices or its products or service offerings. In addition, the Company has received a formal letter from the FTC closing all other aspects of the investigation. With respect to the multi-state investigation, the Company continues to cooperate in this investigation.

In March 2009, the Company received a subpoena from the OIG requesting information concerning the Medicare Part D prescription drug plans of RxAmerica, the PBM subsidiary of

Longs Drug Stores Corporation which was acquired by the Company in October 2008. The Company has been providing documents and other information in response to this request for information.

Since March 2009, the Company has been named in a series of putative collective and class action lawsuits filed in federal courts around the country, purportedly on behalf of current and former assistant store managers working in the Company’s stores at various locations outside California. The lawsuits allege that the Company failed to pay overtime to assistant store managers as required under the Fair Labor Standards Act and under certain state statutes. The lawsuits also seek other relief, including liquidated damages, punitive damages, attorneys’ fees, costs and injunctive relief arising out of the state and federal claims for overtime pay. The Company has aggressively challenged both the merits of the lawsuits and the allegation that the cases should be certified as class or collective actions. In light of the cost and uncertainty involved in this litigation, however, the Company has reached an agreement with plaintiffs’ counsel to settle the series of lawsuits. The court granted final approval of the settlement in April 2012. The Company has established legal reserves related to these matters to fully cover the settlement payments.

In November 2009, a securities class action lawsuit was filed in the United States District Court for the District of Rhode Island purportedly on behalf of purchasers of CVS Caremark Corporation stock between May 5, 2009 and November 4, 2009. The lawsuit names the Company and certain officers as defendants and includes allegations of securities fraud relating to public disclosures made by the Company concerning the PBM business and allegations of insider trading. In addition, a shareholder derivative lawsuit was filed in December 2009 in the same court against the directors and certain officers of the Company. A derivative lawsuit is a lawsuit filed by a shareholder purporting to assert claims on behalf of a corporation against directors and officers of the corporation. This lawsuit includes allegations of, among other things, securities fraud, insider trading and breach of fiduciary duties and further alleges that the Company was damaged by the purchase of stock at allegedly inflated prices under its share repurchase program. In January 2011, both lawsuits were transferred to the United States District Court for the District of New Hampshire. The Company believes these lawsuits are without merit, and the Company plans to defend them vigorously.

The Company received a subpoena from the SEC in February 2011 and has subsequently received two additional subpoenas, requesting, among other corporate records, information relating to public disclosures made by the Company during 2009, and information concerning ownership and transactions in the Company’s securities by certain officers and employees of the Company during 2009. The Company has been providing documents and other information in response to these requests for information.

In March 2010, the Company received a subpoena from the OIG requesting information about programs under which the Company has offered customers remuneration conditioned upon the transfer of prescriptions for drugs or medications to our pharmacies in the form of gift cards, cash, non-prescription merchandise or discounts or coupons for non-prescription merchandise. The subpoena relates to an investigation of possible false or otherwise improper claims for payment under the Medicare and Medicaid programs. The Company has been providing documents and other information in response to this request for information.

In January 2012, the Company received a subpoena from the OIG requesting information about its Health Savings Pass program, a prescription drug discount program for uninsured or under insured individuals, in connection with an investigation of possible false or otherwise improper claims for payment involving HHS programs. In February 2012, the Company also received a civil investigative demand from the Office of the Attorney General of the State of Texas requesting a copy of information produced under this OIG subpoena and other information related to prescription drug claims submitted by our pharmacies to Texas Medicaid for reimbursement. The Company is providing documents and other information in response to these requests for information.

~~Except as otherwise noted, the Company cannot predict with certainty the timing or outcome of the legal matters disclosed above.~~

The Company is also a party to other legal proceedings and inquiries arising in the normal course of its business, none of which is expected to be material to the Company. The Company can give no assurance, however, that its business, financial condition and results of operations will not be materially adversely affected, or that the Company will not be required to materially change its business practices, based on: (i) future enactment of new health care or other laws or regulations; (ii) the interpretation or application of existing laws or regulations as they may relate to our business, the pharmacy services, retail pharmacy or retail clinic industries or to the health care industry generally; (iii) pending or future federal or state governmental investigations of our business or the pharmacy services, retail pharmacy or retail clinic industry or of the health care industry generally; (iv) institution of government enforcement actions against us; (v) adverse developments in any pending qui tam lawsuit against us, whether sealed or unsealed, or in any future qui tam lawsuit that may be filed against us; or (vi) adverse developments in other pending or future legal proceedings against us or affecting the pharmacy services, retail pharmacy or retail clinic industry or the health care industry generally.

Note 14 — Segment Reporting, page 50

4.               From disclosures on page 6 in Business and elsewhere it is apparent that you include the operations of MinuteClinic in your Retail Pharmacy Segment.  Please explain to us why you do not disclose MinuteClinic as a separate reporting segment and reference for us the authoritative literature you rely upon to support your disclosure.  In this regard, it appears from comments made by your President and Chief Executive Officer during the question and answer session of your fourth quarter 2011 earnings conference call that you separately track the financial performance of this subsidiary when he indicated that it hit breakeven status for the first time during the quarter.

In response to the Staff’s comment, we would like to outline for the Staff how MinuteClinic is viewed internally and discussed externally. MinuteClinic is not viewed as a stand-alone business but rather a service offering that complements the Company’s integrated strategy. It is not operated to generate a stand-alone profit, but rather to help drive traffic into the retail stores and to provide the Pharmacy Services segment with a differentiated package offering that its competitors have difficulty matching, which in turn drives profit for the enterprise as a whole. As such, when MinuteClinic earnings are discussed externally, they are always in the context of the enterprise or consolidated results. For example, during the fourth quarter 2011 conference call referenced by the Staff, our Chief Executive Officer stated “MinuteClinic actually hit a breakeven status for the first time at what we define as the enterprise level.”

The Company’s Chief Operating Decision Maker (“CODM”) is the Chief Executive Officer. The CODM determines the Company’s overall business strategy, allocates resources and assesses performance, has final decision making authority and is able to override decisions made by others within the organization. The CODM allocates resources and assesses performance of the business units based on operating profit results, defined as earnings before interest and taxes (EBIT). The CODM regularly reviews (monthly) the financial results and operating metrics of the Retail Pharmacy, Pharmacy Services and Corporate business units. The CODM does not receive or review any other financial results on a regular basis (monthly or quarterly). The business units reviewed by the CODM are identical to the Company’s three reportable segments determined based on the guidance contained in ASC 280.

The Retail Pharmacy segment includes the Company’s retail drugstores, online website and MinuteClinics. MinuteClinic is included within the Retail Pharmacy segment because its operations are embedded within the retail drugstores (note that approximately 99% of the MinuteClinics are located within the retail drugstores) and they leverage significant portions of the Retail Pharmacy segment’s infrastructure. Management considers the MinuteClinics to be one of the many services it offers that help to drive traffic into the retail drugstores. As such, the financial impact of these services, including other services like photo finishing, beauty consultations and vaccinations, are included within the Retail Pharmacy segment. Neither the CODM nor segment management regularly reviews the financial results of these services because they are immaterial (MinuteClinic 2011 revenues represent 0.14% of consolidated revenue and 0.26% of Retail Pharmacy segment revenue) and since part of their performance is embedded within the retail drugstore results, the stand-alone MinuteClinic results are not viewed as representative of its true performance or impact on the Company. Because the CODM does not regularly review a measure of operating profit or loss at a level lower than the Retail Pharmacy segment, he does not have enough information to assess the performance or make resource allocation decisions regarding the individual products or services.

Based on the above, we advise the Staff that in accordance with the operating segment criteria in ASC 280, the Company does not believe its MinuteClinic activities are an operating segment because the CODM does not regularly review MinuteClinic’s operating results to make decisions about resources to be allocated or to assess performance.

While the CODM and segment management do not regularly review MinuteClinic’s financial results, twice a year as part of a review of integrated service offerings, they will review an estimate of MinuteClinic’s financial impact on the consolidated enterprise to determine if the service has achieved certain financial milestones. This enterprise analysis attempts to quantify the direct and indirect financial benefit the Company derives from MinuteClinic’s activities. For example, based on a consulting study completed several years ago, the Company approximates the number of MinuteClinic customers who are new to the retail drugstore (i.e. had not previously visited the retail drugstore for non-MinuteClinic reasons) and estimates the ancillary non-MinuteClinic revenue generated from those customer’s purchases. This estimated non-MinuteClinic revenue is one of the items added to MinuteClinic’s financial results to estimate its enterprise impact. However, we cannot determine the full benefit of the MinuteClinic service to our Retail Pharmacy segment as existing customers have been known to visit our drug stores for MinuteClinic services and purchase non-MinuteClinic products and services. These transactions are not included in the enterprise wide analysis as the impact cannot be reasonably estimated.

Management has on occasion commented publically that its financial goal for MinuteClinic is to reach break-even status on an enterprise or consolidated basis. This goal is consistent with management’s view that MinuteClinic is a service offering that complements its integrated strategy and drives profit for the enterprise as a whole. The break-even goal and external statements management has made regarding the achievement of the goal are based on and supported by the enterprise analysis described above. This occasional financial analysis is performed to support the Company’s external statements regarding MinuteClinic and is not used in any way to make decisions about how resources are allocated or to assess performance. We further advise the Staff now that the financial break-even milestone has been achieved, future statements will remain centered on MinuteClinic being a differentiated service offering that complements its integrated strategy and will no longer reference enterprise profitability.

Form 10-Q for the Quarterly Period Ended March 31, 2012

Note 2 — Change in Accounting Principal, page 8

5.              Regarding the change in accounting principle for prescription drugs in the retail pharmacy segment to the weighted average method, please address the following:

•                  Provide us proposed revised disclosure to be included in future filings as to the reason for the change including the information that management became aware of or considered in its decision to change the inventory valuation method particularly given your use of the weighted average method for other prescription drug inventories.  Refer to ASC 250-10-50.1a. which requires disclosure of the reason for the change.

In response to the Staff’s comment, in our Quarterly Report on Form 10-Q for the quarter ending June 30, 2012, the second paragraph of our “Changes in Accounting Principle” note will be modified as shown below to expand the reason for the change (information added in response to the Staff’s comment is underlined). For the Staff’s convenience, we have reproduced below the complete “Changes in Accounting Principle” note for the quarter ended March 31, 2012.

Note 2 — Changes in Accounting Principle

Effective January 1, 2012, the Company changed its methods of accounting for prescription drug inventories in the Retail Pharmacy segment. Prior to 2012, the Company valued prescription drug inventories at the lower of cost or market on a first-in, first-out (“FIFO”) basis in retail pharmacies using the retail inventory method and in distribution centers using the FIFO cost method. Effective January 1, 2012, all prescription drug inventories in the Retail Pharmacy segment have been valued at the lower of cost or market using the weighted average cost method. These changes affected approximately 51% of consolidated inventories.

These changes were made primarily to bring all of the pharmacy operations of the Company to a common inventory valuation methodology and to provide the Company with better information to manage the retail pharmacy operations. The Company believes the weighted average cost method is preferable to the retail inventory method and the FIFO cost method because it results in greater precision in the determination of cost of revenues and inventories by specific drug product and results in a consistent inventory valuation method for all of the Company’s prescription drug inventories as the Pharmacy Services segment’s mail service and specialty pharmacies were already on the weighted average cost method. Most of these mail service and specialty pharmacies in the Pharmacy Services segment were acquired in the Company’s 2007 acquisition of Caremark Rx, Inc.

The Company recorded the cumulative effect of these changes in accounting principle as of January 1, 2012. The Company determined that retrospective application for periods prior to 2012 is impracticable, as the period-specific information necessary to value prescription drug inventories in the Retail Pharmacy segment under the weighted average cost method is unavailable. The Company implemented a new pharmacy cost accounting system to value prescription drug inventory as of January 1, 2012 and calculate the cumulative impact. The effect of these changes in accounting principle as of January 1, 2012 was a decrease in inventories of $146 million, an increase in current deferred income tax assets of $57 million and a decrease in retained earnings of $89 million.

Had the Company not made these changes in accounting principle, for the three months ended March 31, 2012, income from continuing operations and net income attributable to CVS Caremark would have been $19 million lower, and basic and diluted earnings per common share for income from continuing operations attributable to CVS Caremark and net income attributable to CVS Caremark would have been reduced by $0.01.

•                  Tell us how the weighted average method results in greater precision than the retail method and FIFO cost method to support your assertion that the weighted average method is preferable.

The weighted average cost method values inventory based on actual quantities of drug products (commonly referred to as National Drug Codes or “NDC”) on hand valued at an average purchase cost for a particular NDC. The retail inventory method uses an average cost complement for a pool of inventory. Therefore, the weighted average cost method results in a greater level of precision and is not impacted by a change in the mix or margin of products within an inventory pool. As a result, the weighted average cost method provides better matching of cost of goods sold with revenue, as it applies the actual historical cost of the NDC being sold to the revenue transaction rather than an estimate applied under the retail inventory method. It also improves the precision of the inventory valuation at the balance sheet dates since it is based on the average cost of each NDC. In addition, the weighted average cost method provides management with the ability to evaluate inventory results at an NDC level, which will improve replenishment, inventory management and pricing. Accordingly, management believes the weighted average cost method is preferable to the retail inventory method.

In connection with the inventory method change in the retail pharmacies, the Company also changed inventory methods for prescription drugs in the Retail Pharmacy segment’s distribution centers from the FIFO cost method to the weighted average cost method. This change was made in order to utilize a consistent inventory valuation method for prescription drug inventory in the Retail Pharmacy segment. The use of a consistent inventory valuation method for the Retail Pharmacy segment’s prescription drugs also simplifies the accounting for intercompany transactions by eliminating the potential for intercompany profit in inventory for transfers between the distribution centers to the retail pharmacy stores. We did not intend to imply that the weighted average cost method is more precise than the FIFO cost method. We believe that our disclosure provides that applying the weighted average cost method to the distribution centers was preferable as this change resulted in consistent costing for the prescription drug inventory in the Retail Pharmacy segment.

•                  Tell us what information is necessary to apply the weighted average method retrospectively and why it is not available or cannot be obtained in order to support your assertion that retrospective application is impracticable.

The Company determined the cumulative impact of the inventory method changes as of January 1, 2012; however, the period-specific effects of the changes on the prior periods cannot be determined due to lack of the necessary period-specific data from the existing inventory system for periods prior to 2012. The legacy inventory system did not retain historical cost information by NDC. In addition, certain transactions maintained in the purchasing system were batched by vendor rather than NDC. As such, prior to the implementation of the Company’s new pharmaceutical inventory costing system in 2011, weighted average cost at the NDC level could not be computed for all NDCs. In addition, the lack of a perpetual inventory system in the retail pharmacies requires the application of physical inventories to be performed and then rolled forward to determine period end specific results at an NDC level. The Company has over 7,000 stores and has approximately 2,500 NDCs per store, therefore, determining the period specific inventory values by NDC is impracticable for each of the prior periods. As a result, the cumulative effect of the accounting changes can be determined as of January 1, 2012; however, it is impracticable to determine the period-specific effect on prior periods.

If you have any questions or comments, please do not hesitate to contact me at 401-770-2564.

Sincerely,

/s/ David M. Denton

David M. Denton
Executive Vice President and Chief Financial Officer